Valneva to Participate at U.S. and European Investor Conferences in June

Lyon (France), May 28, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will present and hold investor meetings at several upcoming investor conferences in the United States and Europe in June 2026.

Key topics for discussion include Valneva’s commercial stage vaccines and its differentiated portfolio of vaccine candidates, including LB6V (formerly VLA15), the world’s leading Lyme Disease vaccine candidate. LB6V is partnered with Pfizer, who reported topline Phase 3 results demonstrating strong efficacy with no safety concerns. Pfizer is currently planning submissions to regulatory authorities.

Institutional investors who would like to meet 1on1 with management at any of the conferences below are asked to submit a request to their representative at the respective bank.

Jefferies Global Healthcare Conference
Format:         Fireside chat and investor meetings
Date/ time:         June 3, 11:40am ET
Webcast:    Link. A replay will be available in the “Investor” section of the Valneva website.
Location:        New York

Oddo BHF Nextcap Forum:
Format:        Investor meetings only
Date/ time:        June 12
Location         Virtual

BNP Paribas SMID Cap Conference:
Format:        Investor meetings only
Date/ time:        June 24
Location:         Paris, France

Additionally, the Company will also engage with travel medical professionals during a key European medical conference, where Valneva is a Gold Sponsor and Exhibitor.

10th Northern European Conference on Travel Medicine (NECTM10)
Date/ time:        June 3 - 5
Location:         Belfast, Ireland
Booth #:        4
Symposium:    From Risk to Protection: Real‐World Perspectives on Mosquito‐Borne Diseases; Promotional session; June 5, 12:30pm BST

VALNEVA SE

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to business partnerships and the progress, timing, results and completion of technology transfer and regulatory approvals in additional markets. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.